IRVINE SENSORS CORPORATION

3001 Red Hill Avenue

Costa Mesa, California 92626

August 31, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn: Ms. Peggy Fisher and Mr. Tom Jones

Re:	Irvine Sensors Corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-131770

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to become effective at 5:00 p.m. Eastern time on Thursday, August 31, 2006, or as soon thereafter as possible.

Pursuant to your request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IRVINE SENSORS CORPORATION

/s/ JOHN J. STUART, JR.

John J. Stuart, Jr.

Chief Financial Officer